                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  SCHEDULE TO
                                  (Rule 13e-4)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                                INTERWOVEN, INC.
     (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

          Options to Purchase Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                  46114T 10 2
                     (CUSIP Number of Class of Securities)

                                 David M. Allen
          Senior Vice President, Chief Financial Officer and Secretary
                                Interwoven, Inc.
                             1195 W. Fremont Avenue
                          Sunnyvale, California  94087
                                 (408) 774-2000
         (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:
                              Horace L. Nash, Esq.
                           Nicholas S. Khadder, Esq.
                              Fenwick & West, LLP
                              Two Palo Alto Square
                          Palo Alto, California 94306
                                 (650) 494-0600

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
        Transaction
         Valuation                             Amount of Filing Fee
--------------------------------------------------------------------------------
      Not applicable.*                           Not applicable.*
--------------------------------------------------------------------------------


* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not Applicable.
                         ---------------

Form or Registration No.:  Not Applicable.
                           ---------------

Filing Party:    Not Applicable.
                 ---------------

Date Filed:    Not Applicable.
               ---------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the
results of the tender offer:   [_]

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
Interwoven, Inc. has not commenced the offer to exchange that is referred to in this communication. Upon commencement of such offer, Interwoven will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the option exchange memorandum, summary of terms, election forms and other related documents. Employees of Interwoven who are option holders are strongly encouraged to read the Schedule TO and related exhibits, including the option exchange memorandum, summary of terms, election forms and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all employees of Interwoven who are option holders. Additional copies of these documents may be obtained without charge by employees of Interwoven who are option holders by contacting the person specified in these documents.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

FIRST PRESS RELEASE

               Interwoven Announces Record First Quarter Results

                    --Revenue growth - 337% year over year--


SUNNYVALE, Calif., April 17, 2001 -- Interwoven, Inc. (Nasdaq: IWOV), the leading provider of enterprise-class content management software, today reported first quarter results, with revenues for the quarter ended March 31, 2001 of $60.5 million, an increase of 337% over revenues of $13.9 million for the quarter ended March 31, 2000 and a 11% sequential increase over revenues of $54.6 million for the quarter ended December 31, 2000. License revenues represented 64%, and service revenues 36%, of the total revenues for Q1 2001. With the addition of 91 new license customers in Q1 2001, Interwoven now has over 740 customers.

Net income for the quarter ended March 31, 2001, before the effect of non-cash charges related to stock-based compensation and acquisition-related expenses, was $2.3 million, or $0.02 per share on a supplemental basic and diluted basis, compared with a net loss of $2.2 million, or $0.02 per share on a supplemental basic and diluted basis, for the quarter ended March 31, 2000.

Interwoven announced an option exchange program that will be offered to employees as an opportunity to exchange existing options for newly issued options on a 2:1 basis. Any employee who wishes to participate may relinquish two old options and, in return, will receive one new share to be granted at a future date, with a new exercise price that will be based on the fair market value at the time of grant.

"Once again Interwoven has outpaced its competitors even during a time when customers are evaluating their IT spending priorities with more caution," said Martin Brauns, president and CEO of Interwoven. "Content management continues to be recognized as a priority in the IT budget because it delivers demonstrable results to a company's eBusiness success."


Q1 Highlights


Customers

Interwoven signed 91 new license customers in the quarter ended March 31, 2001. New customers included Allstate Corporation, Boston Scientific Corp., Citicorp Diners Club Inc., CNA Life, Intuit Inc., Kennametal Inc., Newell Rubbermaid Inc., Palm, Inc., Pfizer Inc., Reuters Health Information Inc., Six Flags Inc., Teleglobe Inc., Thomson Financial, and Virginia Electric & Power. With these additions, Interwoven's total enterprise customer count is now over 740. The Interwoven customers list includes 42 of the Fortune 100.

Interwoven also saw significant reorders from many of its larger customers including Aon Corp., Compaq Computer Corp., Ericsson Enterprise and Toyota Motor Corp.


International

39 new international customers were added in the quarter ended March 31, 2001, including Activest (member of HypoVereinsbank Group), AMP Henderson Global Investors, Australian Tourist Commission, De Beers Consolidated Mines Ltd., Dresdner Bank A.G., Gemplus S.A., Kao Corp., Lycos Europe N.V., Oversea-Chinese Banking Corp. Ltd., Singapore Telecommunications Ltd., Skandia Insurance, and Sol Melia S.A.


Products/Partners

Alliance and Product highlights During Q1 2001

-- Interwoven announced TeamCatalog, which enables customers to assemble and manage catalog content while automating the processes necessary to ensure "transaction-ready" product information.

-- IBM will OEM a tightly integrated version of Interwoven's content management software.

-- Interwoven's content submission capabilities are now integrated into the Plumtree portal.


About Interwoven

Interwoven, Inc. (Nasdaq: IWOV) is the world's leading provider of enterprise-class content management software. Its solutions control the development, management and deployment of Web content and are the de facto standard for over 700 Global 1000 companies including General Electric, General Motors and Cisco Systems. Interwoven teams with the leading best-of-breed eBusiness application providers to provide customers an end-to-end platform for
eBusiness. For more information on the fastest growing software company in Silicon Valley and its proven XML-based solutions, visit the Interwoven Web site at www.interwoven.com.
   ------------------

This press release contains "forward-looking" statements, including projections about our business growth. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate" or "believe," are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance. Actual results could differ materially from our current expectations as a result of numerous factors, including the fact that our market is new and customer acceptance of our products is not proven, our growing dependence on large customer orders, special difficulties associated with international expansion, the extent to which we incur stock based compensation charges and potential unexpected difficulties with integration of recent acquisitions. These and other risks and uncertainties associated with our business are described in our most recent annual report on Form 10-K and subsequent Forms 10-Q and 8-K, which are on file with the SEC and available through www.sec.gov.
        -----------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
Interwoven, Inc. has not commenced the offer to exchange that is referred to in this communication. Upon commencement of such offer, Interwoven will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the option exchange memorandum, summary of terms, election forms and other related documents. Employees of Interwoven who are option holders are strongly encouraged to read the Schedule TO and related exhibits, including the option exchange memorandum, summary of terms, election forms and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all employees of Interwoven who are option holders. Additional copies of these documents may be obtained without charge by employees of Interwoven who are option holders by contacting the person specified in these documents.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

SECOND PRESS RELEASE

               Interwoven Announces Record First Quarter Results

                   --Revenue growth - 337% year over year--


SUNNYVALE, Calif., April 17, 2001 -- Interwoven, Inc. (Nasdaq: IWOV), the leading provider of enterprise-class content management software, today reported first quarter results, with revenues for the quarter ended March 31, 2001 of $60.5 million, an increase of 337% over revenues of $13.9 million for the quarter ended March 31, 2000 and a 11% sequential increase over revenues of $54.6 million for the quarter ended December 31, 2000. License revenues represented 64%, and service revenues 36%, of the total revenues for Q1 2001. With the addition of 91 new license customers in Q1 2001, Interwoven now has over 740 customers.

Net income for the quarter ended March 31, 2001, before the effect of non-cash charges related to stock-based compensation and acquisition-related expenses, was $2.3 million, or $0.02 per share on a supplemental basic and diluted basis, compared with a net loss of $2.2 million, or $0.02 per share on a supplemental basic and diluted basis, for the quarter ended March 31, 2000.

Interwoven announced an option exchange program that will be offered to employees as an opportunity to exchange existing options for newly issued options on a 2:1 basis. Any employee who wishes to participate may relinquish two old shares and, in return, will receive one new share to be granted at a future date, with a new exercise price that will be based on the fair market value at the time of grant.

"Once again Interwoven has outpaced its competitors even during a time when customers are evaluating their IT spending priorities with more caution," said Martin Brauns, president and CEO of Interwoven. "Content management continues to be recognized as a priority in the IT budget because it delivers demonstrable results to a company's eBusiness success."


Q1 Highlights

Customers

Interwoven signed 91 new license customers in the quarter ended March 31, 2001. New customers included Allstate Corporation, Boston Scientific Corp., Citicorp Diners Club Inc., CNA Life, Intuit Inc., Kennametal Inc., Newell Rubbermaid Inc., Palm, Inc., Pfizer Inc., Reuters Health Information Inc., Six Flags Inc., Teleglobe Inc., Thomson Financial, and Virginia Electric & Power. With these additions, Interwoven's total enterprise customer count is now over 740. The Interwoven customers list includes 42 of the Fortune 100.

Interwoven also saw significant reorders from many of its larger customers including Aon Corp., Compaq Computer Corp., Ericsson Enterprise and Toyota Motor Corp.


International

39 new international customers were added in the quarter ended March 31, 2001, including Activest (member of HypoVereinsbank Group), AMP Henderson Global Investors, Australian Tourist Commission, De Beers Consolidated Mines Ltd., Dresdner Bank A.G., Gemplus S.A., Kao Corp., Lycos Europe N.V., Oversea-Chinese Banking Corp. Ltd., Singapore Telecommunications Ltd., Skandia Insurance, and Sol Melia S.A.

Products/Partners

Alliance and Product highlights During Q1 2001

-- Interwoven announced TeamCatalog, which enables customers to assemble and manage catalog content while automating the processes necessary to ensure "transaction-ready" product information.

-- IBM will OEM a tightly integrated version of Interwoven's content management software.

-- Interwoven's content submission capabilities are now integrated into the Plumtree portal.


About Interwoven

Interwoven, Inc. (Nasdaq: IWOV) is the world's leading provider of enterprise-class content management software. Its solutions control the development, management and deployment of Web content and are the de facto standard for over 700 Global 1000 companies including General Electric, General Motors and Cisco Systems. Interwoven teams with the leading best-of-breed eBusiness application providers to provide customers an end-to-end platform for
eBusiness. For more information on the fastest growing software company in Silicon Valley and its proven XML-based solutions, visit the Interwoven Web site at www.interwoven.com.
   ------------------

This press release contains "forward-looking" statements, including projections about our business growth. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate" or "believe," are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance. Actual results could differ materially from our current expectations as a result of numerous factors, including the fact that our market is new and customer acceptance of our products is not proven, our growing dependence on large customer orders, special difficulties associated with international expansion, the extent to which we incur stock based compensation charges and potential unexpected difficulties with integration of recent acquisitions. These and other risks and uncertainties associated with our business are described in our most recent annual report on Form 10-K and subsequent Forms 10-Q and 8-K, which are on file with the SEC and available through www.sec.gov.
        -----------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
Interwoven, Inc. has not commenced the offer to exchange that is referred to in this communication. Upon commencement of such offer, Interwoven will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the option exchange memorandum, summary of terms, election forms and other related documents. Employees of Interwoven who are option holders are strongly encouraged to read the Schedule TO and related exhibits, including the option exchange memorandum, summary of terms, election forms and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all employees of Interwoven who are option holders. Additional copies of these documents may be obtained without charge by employees of Interwoven who are option holders by contacting the person specified in these documents.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

EXCERPT FROM EARNINGS CALL SCRIPT

While I'm on the subject of shares, today we announced our intent to offer our employees a stock option exchange plan, which provides employees the opportunity to exchange existing granted options for newly priced options on a 2:1 basis. That is to say, any employee who wishes to participate may relinquish 2 old options and will receive in return 1 new option. We strongly believe this plan serves to achieve two critical shareholder objectives: the first of which is obvious - employee retention. The second objective is to reduce future stock overhang by reducing the number of options outstanding.